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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Crown Energy Corporation
                          ------------------------
                              (Name of Issuer)

                   Common Stock, par value $0.02 per share
                   ---------------------------------------
                       (Title of Class of Securities)

                                  228341301
                                  ---------
                               (CUSIP Number)

                                  Julia Murray
                            General Counsel-Finance
                     Enron Capital & Trade Resources Corp.
                               1400 Smith Street
                              Houston, Texas 77002
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              February 2, 1999
                              ----------------
           (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement.[ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                             Page 1 of 10 Pages

                                  SCHEDULE 13D

--------------------------                                                      -----------------------------------------------
 CUSIP NO.  228341301                                                                  PAGE     2      OF   8    PAGES
           -----------                                                                      ----------    ------
--------------------------                                                      -----------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
               Sundance Assets, L.P.
-------------------------------------------------------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (A) [ ]
                                                                                                                        (B) [x]
   2
-------------------------------------------------------------------------------------------------------------------------------
       SEC USE ONLY
   3

-------------------------------------------------------------------------------------------------------------------------------
       SOURCE OF FUNDS*
   4
               00
-------------------------------------------------------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
   5

-------------------------------------------------------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OR ORGANIZATION
   6
               State of Delaware
-------------------------------------------------------------------------------------------------------------------------------
                            SOLE VOTING POWER
                        7
                                    0
                      ---------------------------------------------------------------------------------------------------------
      NUMBER OF             SHARED VOTING POWER
        SHARES          8
     BENEFICIALLY                   4,602,069
       OWNED BY       ---------------------------------------------------------------------------------------------------------
         EACH               SOLE DISPOSITIVE POWER
      REPORTING         9
        PERSON                      0
         WITH         ---------------------------------------------------------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                       10
                                    4,602,069
-------------------------------------------------------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
               4,602,069
-------------------------------------------------------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               [ ]
  12
-------------------------------------------------------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT ROW (11)
  13
               36.3%#
-------------------------------------------------------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON*
  14
               PN
-------------------------------------------------------------------------------------------------------------------------------

         #Based on the number of shares of stock outstanding as of November 17, 1998, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

                                  SCHEDULE 13D

-------------------------                                                       -----------------------------------------------
 CUSIP NO.  228341301                                                                  PAGE     3      OF   8    PAGES
           -----------                                                                      ----------    ------
-------------------------                                                       -----------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
               Enron Capital & Trade Resources Corp.
-------------------------------------------------------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (A) [ ]
                                                                                                                        (B) [x]
   2

-------------------------------------------------------------------------------------------------------------------------------
       SEC USE ONLY
   3

-------------------------------------------------------------------------------------------------------------------------------
       SOURCE OF FUNDS*
   4
               WC
-------------------------------------------------------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
   5

-------------------------------------------------------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OR ORGANIZATION
   6
               State of Delaware
-------------------------------------------------------------------------------------------------------------------------------
                            SOLE VOTING POWER
                        7
                                    0
                      ---------------------------------------------------------------------------------------------------------
      NUMBER OF             SHARED VOTING POWER
        SHARES          8
     BENEFICIALLY                   4,602,069
       OWNED BY       ---------------------------------------------------------------------------------------------------------
         EACH               SOLE DISPOSITIVE POWER
      REPORTING         9
        PERSON                      0
         WITH         ---------------------------------------------------------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                       10
                                    4,602,069
-------------------------------------------------------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
               4,602,069
-------------------------------------------------------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               [ ]
  12
-------------------------------------------------------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT ROW (11)
  13
               36.3%#
-------------------------------------------------------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON*
  14
               CO
-------------------------------------------------------------------------------------------------------------------------------

         #Based on the number of shares of stock outstanding as of November 17, 1998, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

                                  SCHEDULE 13D

------------------------                                                        -----------------------------------------------
 CUSIP NO.   228341301                                                                PAGE     4      OF   8     PAGES
 -----------------------                                                                   ----------    -------
                                                                                -----------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
               Enron Corp.
-------------------------------------------------------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (A) [ ]
   2                                                                                                                    (B) [x]

-------------------------------------------------------------------------------------------------------------------------------
       SEC USE ONLY
   3

-------------------------------------------------------------------------------------------------------------------------------
       SOURCE OF FUNDS*
   4
               WC
-------------------------------------------------------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
   5

-------------------------------------------------------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OR ORGANIZATION
   6
               State of Oregon
-------------------------------------------------------------------------------------------------------------------------------
                            SOLE VOTING POWER
                        7
                                    0
                      ---------------------------------------------------------------------------------------------------------
      NUMBER OF             SHARED VOTING POWER
        SHARES          8
     BENEFICIALLY                   4,602,069
       OWNED BY       ---------------------------------------------------------------------------------------------------------
         EACH               SOLE DISPOSITIVE POWER
      REPORTING         9
        PERSON                      0
         WITH         ---------------------------------------------------------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                       10
                                    4,602,069
-------------------------------------------------------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
               4,602,069
-------------------------------------------------------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               [ ]
  12
-------------------------------------------------------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT ROW (11)
  13
               36.3%#
-------------------------------------------------------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON*
  14
               CO
-------------------------------------------------------------------------------------------------------------------------------

         #Based on the number of shares of stock outstanding as of November 17, 1998, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment relates to the Schedule 13D originally filed by Enron Corp. and Enron Capital & Trade Resources Corp. dated October 10, 1997, as amended by
Schedule 13D/A dated November 12, 1997 and Schedule 13D/A dated January 5, 1997, which are hereby amended to read in their entirety as follows:

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.02 per share (the "Common Stock"), of Crown Energy Corporation, a Utah corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 215 South State, Suite 650, Salt Lake City, Utah, 84111.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Sundance Assets, L.P., a Delaware limited partnership ("Sundance"), Enron Capital & Trade Resources Corp., a Delaware corporation ("ECT"), and by Enron Corp., an Oregon corporation ("Enron"). Sundance is engaged in the ownership and management of a diversified portfolio of energy related investments. The general partner of Sundance is Ponderosa Assets, L.P., a Delaware limited partnership and wholly-owned subsidiary of Enron and certain of its subsidiaries ("Ponderosa"). The general partner of Ponderosa is Enron Ponderosa Management Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Enron ("EPMH"). Ponderosa, as the general partner of Sundance, and EPMH, as the general partner of Ponderosa, may each be deemed to be controlling persons of Sundance. ECT is a wholly owned subsidiary of Enron and is engaged primarily in the business of purchasing natural gas, gas liquids and power through a variety of contractual arrangements and marketing these energy products to local distribution companies, electric utilities, cogenerators and both commercial and industrial end-users. ECT also provides risk management services. Enron is an integrated natural gas company that engages, primarily through subsidiaries, in the gathering, transportation and wholesale marketing of natural gas, the exploration for and the production of natural gas and crude oil, the production, purchase, transportation and worldwide marketing and trading of natural gas liquids, crude oil and refined petroleum products, the production and sale of cogenerated electricity and steam and the purchasing and marketing of long-term energy-related commitments. Sundance, ECT and Enron are referred to herein as the "Reporting Entities."

The address of the principal business office of Sundance, Ponderosa, EPMH, ECT and Enron is 1400 Smith Street, Houston, Texas 77002. Schedule 1 attached hereto sets forth certain additional information with respect to each director and each executive officer of EPMH. Schedules 2 and 3 hereto set forth the current information regarding the executive officers and directors of ECT and Enron, respectively. The filing of this statement on Schedule 13D/A shall not be construed as an admission that EPMH, Enron or ECT or any person listed on Schedules 1, 2 and 3 hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

None of the Reporting Entities, nor to their knowledge, Ponderosa or EPMH or any person listed on Schedules 1, 2 and 3 hereto, has been, during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Under the terms of a Stock Purchase Agreement dated September 25, 1997, between ECT and the Issuer (the "Stock Purchase Agreement"), ECT agreed to purchase from the Issuer 45,000 shares of $10 Series A Preferred Stock of the Issuer (the "Preferred Stock") for a cash purchase price of $450,000. The Preferred Stock was issued effective September 30, 1997, the date upon which the Certificate of the Voting Powers, Designations, Preferences and Relative Participating, Option or other Special Rights, and Qualifications, Limitations and Restrictions Thereof, of Series A Cumulative Convertible Preferred Stock (the "Certificate of Rights and Designations") was filed and approved by the Utah Department of Commerce, Divisions of Corporations and Commercial Code. Pursuant to the Stock Purchase Agreement, effective November 4, 1997, ECT purchased an additional 455,000 shares of the Preferred Stock at a per share price of $10.00, and additionally, has received a warrant (the "Warrant") exercisable five years from its date of issuance for up to 925,771 shares of Common Stock at a per share exercise price of $0.002, subject to limits based on the financial performance of the Issuer. Effective December 23, 1998, the shares of the Preferred Stock held by ECT were contributed to the capital of Sundance as part of an internal reorganization of the merchant asset portfolio of Enron and its subsidiaries and affiliates.

Pursuant to the terms of the Certificate of Rights and Designations, the holders of the outstanding shares of Preferred Stock are entitled to receive quarterly dividends at a rate of 8% per annum based upon the Preferred Stock's stated value of $10.00 per share, which accrued from the date of issuance of such shares. All accrued and unpaid dividends shall be payable quarterly on January 1, April 1, July 1 and October 1 of each year commencing on January 1, 1998. Each quarterly dividend shall be paid in cash or Common Stock, and if paid in Common Stock, using the Fair Market Value (as defined in the Certificate of Rights and Designations) of such Common Stock. In accordance with these terms, on February 2, 1999 Sundance received a Common Stock dividend of 317,069 shares for the time period of September 25, 1997 to January 1, 1999.

ITEM 4.  PURPOSE OF TRANSACTION.

The transactions described in Item 3 above relating to the purchase of the Preferred Stock occurred as a result of negotiations with the Issuer. The Preferred Stock was then acquired by Sundance as a contribution to its capital upon formation. The Common Stock was acquired as a dividend pursuant to the Certificate of Rights and Designations. The Preferred Stock and Common Stock are being held for investment purposes. Sundance intends to review its investment in the Issuer on an ongoing basis and, depending upon the price of, and other market conditions relating to, the Preferred Stock and the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Sundance, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to convert its Preferred Stock into Common Stock, or otherwise increase or decrease the size of its investment in the Issuer.

Other than as described above, neither of the Reporting Entities, nor, to their knowledge, any person listed on Schedules 1, 2 and 3 hereto, has any plan or proposal that would result in any of the consequences listed in paragraphs (a)
- (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Sundance beneficially owns and has the power to vote and dispose of 4,602,069 shares of Common Stock, representing approximately 36.3% of the shares of Common Stock outstanding (based on the number of shares of stock outstanding as of November 17, 1998, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1998), subject to adjustment as provided in the Certificate of Rights and Designations. ECT and Enron may also be deemed to beneficially own such shares held by Sundance. ECT and Enron disclaim beneficial ownership of all of such shares. Sundance holds shares of Preferred Stock previously held in the name of ECT, which are presently convertible into 4,285,000 shares of Common Stock (as set forth in the Certificate of

Rights and Designations). Each share of Preferred Stock is convertible at the option of the holder thereof at any time for 8.57 shares of Common Stock (the "Conversion Ratio"). The number of shares of Common Stock issuable on conversion or exercise of the Preferred Stock is subject to adjustment pursuant to the Certificate of Rights and Designations. The remaining securities beneficially owned by Sundance consist of the Common Stock dividend of 317,069 shares issued to Sundance on February 2, 1999.

ECT, Ponderosa, EPMH and Enron may be deemed to share voting and dispositive power over the Common Stock and the Preferred Stock (and the shares of Common Stock issuable upon conversion thereof) held by Sundance.

Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge, Ponderosa or EPMH, or any of the persons named in Schedules 1, 2 or 3 hereto, has effected any transactions in the Common Stock during the preceding sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As part of the Stock Purchase Agreement, the Issuer agreed that ECT, subject to compliance with applicable laws, shall have the right to appoint 20% of the Issuer's board of directors at its discretion in addition to appointing a representative who may attend and be heard at all meetings of the Issuer's board of directors.

Pursuant to the Certificate of Rights and Designations, the Issuer has agreed to redeem 25%, 25%, and 50% of the Preferred Stock at ECT's option on the eighth, ninth, and tenth anniversary of the issue of the Preferred Stock, and will establish sinking funds for this purpose. Subject to ECT's right of conversion, the Issuer may redeem the Preferred Stock at any time for accrued and unpaid dividends plus a percentage of stated value as set forth in the Certificate of Rights and Designations.

The Stock Purchase Agreement provides a right of first refusal for the Issuer in the event that ECT sells any of its Preferred Stock or Common Stock issued upon conversion of Preferred Stock.

The Stock Purchase Agreement contains demand registration provisions, obligating the Issuer to file a Registration Statement with the Securities and Exchange Commission with respect to all shares of Common Stock held by or issuable to ECT in connection with the transactions contemplated by the Stock Purchase Agreement. The Stock Purchase Agreement also contains certain piggy-back registration rights with respect to such shares.

The Warrant provides ECT the right to purchase up to an additional 8% of the total outstanding shares of the Issuer's common stock, in the event that the internal rate of return on ECT's investment after five years (as defined in the Stock Purchase Agreement) is less than 39% per year. The Warrant has an exercise price of $0.002 per share and a term of ten years.

Pursuant to the Certificate of Rights and Designations, the Issuer will not, without the consent of the holders of at least 75% of the Preferred Stock take or fail to take certain action with respect to the Crown Asphalt Ridge project (as defined in the Stock Purchase Agreement). Additionally, the Issuer will not, without the consent of the holders of at least 75% of the Preferred Stock,
(i) alter the rights, preferences or privileges of the Preferred Stock; (ii) authorize or issue any security having liquidation preferences or redemption, voting or dividend rights senior to or on a parity with the Preferred Stock;
(iii) increase the number of shares of Preferred Stock which the Issuer shall have the authority to issue; (iv) reclassify any of the Issuer's or any subsidiary's securities; (v) acquire any material business by merger, consolidation, stock or equity purchase, asset acquisition or otherwise (other than businesses within the Issuer's or any subsidiary's existing business lines with an aggregate purchase price of less than $5,000,000 (including assumption of debt)); (vi) merge, consolidate, sell or dispose of all or substantially all of the Issuer's or any subsidiary's assets or property, other than as provided in the Certificate of Rights and Designations;

(vii) otherwise engage in a change in control event or fundamental corporate transaction; (viii) pay dividends, redeem stock or make any other restricted payments, or permit any subsidiary to pay dividends, redeem stock or make any other restricted payments, to the holders of the Issuer's or such subsidiary's outstanding equity securities (other than with respect to Preferred Stock pursuant to the terms of the Issuer's Articles of Incorporation); (ix) amend the Issuer's or any subsidiary's Articles of Incorporation, by-laws or other charter documents, or any stock option or other stock compensation plan, to the extent that such an amendment affects the legal or economic rights of the Preferred Stock; (x) allow any subsidiary of the Issuer to issue securities to an entity or person other than the Issuer or a wholly-owned direct or indirect subsidiary of the Issuer; (xi) make any changes in the employment status of the person holding the position of president of the Corporation; (xii) directly or indirectly make any guarantees or otherwise become liable in any way with respect to the obligations or liabilities of any person or entity, or permit any subsidiary to do the same, except in the ordinary course of business;
(xiii) mortgage, pledge or create a security interest in, or permit any subsidiary to mortgage, pledge or create a security interest in, all or any material proportion of the Issuer's or such subsidiary's assets; (xiv) incur, create or assume, or permit any subsidiary to incur, create or assume any indebtedness for borrowed money in excess of $2,500,000 (not including any capitalized leases or other financing arrangements with respect to certain leased equipment); (xv) change the Issuer's principal business, enter into new lines of business or exit the current line of business, or permit any subsidiary to do the same (the Issuer's current line of business is asphalt manufacturing, production, refining, blending, modifying, storing, transporting, marketing, and any other activities relating to the asphalt industry); (xvi) enter into, materially amend or terminate, or make any material waiver pursuant to or materially breach, any material contract; (xvii) increase or decrease the size of the Board of Directors of the Issuer; (xviii) voluntarily liquidate, dissolve or wind-up the Issuer or any subsidiary; (xix) allow the commencement of an involuntary case or other proceeding against the Issuer or any subsidiary seeking liquidation, reorganization or other relief with respect to its debts under any applicable federal or state bankruptcy, insolvency, reorganization or similar law now or hereafter in effect or seeking the appointment of a custodian, receiver, liquidator, assignee, trustee, sequestrator, or similar official of it or any substantial part of its property, which involuntary case or other proceeding shall remain undismissed and unstayed, or allow an order or decree approving or ordering any of the foregoing to be entered and continued unstayed and in effect, for a period of ninety days; (xx) commence a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated a bankrupt or insolvent or consent to the entry of a decree or order for relief in respect of the Issuer or any subsidiary in an involuntary case or proceeding under any applicable, federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against any of them, or file a petition or answer or consent seeking reorganization or relief under any applicable, federal or state law, or consent to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Issuer or any subsidiary or any substantial part of its property or making assignment for the benefit of creditors, or admit in writing an inability to pay their debts generally as they become due, or take any action in furtherance of any such action; and (xxi) consent to the sale, lease or other disposition of all or substantially all of the assets of certain subsidiaries.

Contemporaneous with the Stock Purchase Agreement, ECT entered into a Right of Co-Sale Agreement (the "Co-Sale Agreement") with Jay Mealey, a shareholder of the Issuer (the "Shareholder"). Pursuant to the Co-Sale Agreement, the Shareholder has agreed not to sell or otherwise dispose of any Common or Preferred Stock of the Issuer for a period of five years from the date of the Co-Sale Agreement, except in accordance with its provisions. The Co-Sale Agreement provides for rights of co-sale for ECT in the event the Shareholder receives a bona fide offer to purchase his shares of Common or Preferred Stock. The Co-Sale Agreement does not apply to sales which do not involve at least (i) 50% of the Common and Preferred Stock owned by the Shareholder and (ii) more than 50% of the outstanding Common Stock of the Issuer, including Common Stock issuable upon conversion of outstanding Preferred Stock. The Co-Sale Agreement was superseded by a new Right of Co-Sale Agreement effective November 4, 1997, having substantially similar terms to the Co- Sale Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Stock Purchase Agreement dated as of September 25, 1997 between the Issuer and ECT.*

Exhibit 2 Certificate of Rights and Designations of the Preferred Stock, as filed and approved by the Utah Department of Commerce, Divisions of Corporations and Commercial Code on September 30, 1997.*

Exhibit 3        Warrant to purchase additional shares of Common Stock.*

Exhibit 4        Right of Co-Sale Agreement*

Exhibit 5        Revised Right of Co-Sale Agreement**

Exhibit 6        Joint Filing Agreement#

*Incorporated by reference to Schedule 13D filed by the Reporting Entities with respect to the Common Stock of the Issuer on October 10, 1997.

**Incorporated by reference to Schedule 13D-A filed by the Reporting Entities with respect to the Common Stock of the Issuer on November 12, 1997.

#Incorporated by reference to Schedule 13D-A filed by the Reporting Entities with respect to the Common Stock of the Issuer on January 5, 1999.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 11, 1999                                  SUNDANCE ASSETS, L.P.

                                                   By:      Ponderosa Assets, L.P.,
                                                            its general partner

                                                   By:      Enron Ponderosa Management Holdings, Inc.,
                                                            its general partner

                                                            By:     /s/ Peggy B. Menchaca
                                                                    ---------------------------------
                                                                    Peggy B. Menchaca
                                                                    Vice President and Secretary


February 11, 1999                                  ENRON CAPITAL & TRADE RESOURCES CORP.


                                                   By:      /s/ Peggy B. Menchaca
                                                            -----------------------------------------
                                                            Peggy B. Menchaca
                                                            Vice President and Secretary


February 11, 1999                                  ENRON CORP.


                                                   By:      /s/ Peggy B. Menchaca
                                                            -----------------------------------------
                                                            Peggy B. Menchaca
                                                            Vice President and Secretary

                        INDEX TO SCHEDULES AND EXHIBITS

Schedule 1 Directors and Executive Officers of Enron Ponderosa Management Holdings, Inc.

Schedule 2       Directors and Executive Officers of  Enron Capital & Trade
                 Corp.

Schedule 3       Directors and Executive Officers of Enron Corp.

Exhibit 1 Stock Purchase Agreement dated as of September 25, 1997 between the Issuer and ECT.*

Exhibit 2 Certificate of Rights and Designations of the Preferred Stock, as filed and approved by the Utah Department of Commerce, Divisions of Corporations and Commercial Code on September 30, 1997.*

Exhibit 3        Warrant to purchase additional shares of Common Stock. *

Exhibit 4        Right of Co-Sale Agreement.*

Exhibit 5        Revised Right of Co-Sale Agreement**

Exhibit 6        Joint Filing Agreement#


*Incorporated by reference to Schedule 13D filed by the Reporting Entities with respect to the Common Stock of the Issuer on October 10, 1997.

**Incorporated by reference to Schedule 13D-A filed by the Reporting Entities with respect to the Common Stock of the Issuer on November 12, 1997.

#Incorporated by reference to Schedule 13D-A filed by the Reporting Entities with respect to the Common Stock of the Issuer on January 5, 1999.

                                   SCHEDULE 1
                        DIRECTORS AND EXECUTIVE OFFICERS
                   ENRON PONDEROSA MANAGEMENT HOLDINGS, INC.





                 NAME AND
             BUSINESS ADDRESS                             CITIZENSHIP                         POSITION AND OCCUPATION
             ----------------                             -----------                         -----------------------
 1400 Smith Street
 Houston, TX 77002

 James V. Derrick, Jr.                                      U.S.A.                   Director

 Mark A. Frevert                                            U.S.A.                   Director

 Kenneth D. Rice                                            U.S.A.                   Director and Chairman, Chief
                                                                                     Executive Officer and Managing
                                                                                     Director

 Gene E. Humphrey                                           U.S.A.                   President and Managing Director

 Richard B. Buy                                             U.S.A.                   Managing Director

 Andrew S. Fastow                                           U.S.A.                   Managing Director

 Mark E. Haedicke                                           U.S.A.                   Managing Director and General Counsel

 Jeffrey McMahon                                            U.S.A.                   Managing Director, Finance and
                                                                                     Treasurer

 Jeremy M. Blachman                                         U.S.A.                   Vice President

 William W. Brown                                           U.S.A.                   Vice President

 Robert J. Hermann                                          U.S.A.                   Vice President and General Tax Counsel

 Michael J. Kopper                                          U.S.A.                   Vice President

 Peggy B. Menchaca                                          U.S.A.                   Vice President and Secretary

 Jordan H. Mintz                                            U.S.A.                   Vice President, Tax
 Counsel

 Kristina M. Mordaunt                                       U.S.A.                   Vice President and Assistant
                                                                                     General Counsel

                                   SCHEDULE 2
                        DIRECTORS AND EXECUTIVE OFFICERS
                          ENRON CAPITAL & TRADE CORP.


                 NAME AND
             BUSINESS ADDRESS                           CITIZENSHIP                         POSITION AND OCCUPATION
             ----------------                           -----------                         -----------------------
 1400 Smith Street
 Houston, TX 77002

 Mark A. Frevert                                          U.S.A.                 Director
                                                                                 President-ECT Europe and Managing Director

 Mark E. Haedicke                                         U.S.A.                 Director
                                                                                 Managing Director-Legal

 Kevin P. Hannon                                                                 Director
                                                                                 President and Chief Operating Officer

 Kenneth D. Rice                                          U.S.A.                 Director
                                                                                 Chairman of the Board; Chief Executive
                                                                                 Officer and Managing Director; Chairman and
                                                                                 Chief Executive Officer - ECT North America

 Gene E. Humphrey                                         U.S.A.                 Vice Chairman

 Amanda K. Martin                                         U.S.A.                 President-Energy and Finance Services

 Robert J. Hermann                                        U.S.A.                 Vice President and General Tax Counsel

                                  SCHEDULE 3
                       DIRECTORS AND EXECUTIVE OFFICERS
                                 ENRON CORP.




NAME AND
BUSINESS ADDRESS                  CITIZENSHIP               POSITION AND OCCUPATION
----------------                  -----------               -----------------------
Robert A Belfer                   U.S.A.                    Director
767 Fifth Avenue, 46th Floor                                Chairman, President and
New York, New York 10153                                    Chief Executive Officer,
                                                            Belco Oil & Gas Corp.

Norman P. Blake, Jr.              U.S.A.                    Director
USF&G Corporation                                           Chairman, United States
6225 Smith Avenue LA0300                                    Fidelity and Guaranty Company
Baltimore, Maryland 21209

Ronnie C. Chan                    U.S.A.                    Director
Hang Lung Development Company                               Chairman of Hang
Limited                                                     Lung Development Group
28/F, Standard Chartered Bank
Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                    U.S.A.                    Director
5851 San Felipe, Suite 850                                  Investments
Houston, Texas 77057

Joe H. Foy
404 Highridge Drive               U.S.A.                    Director
Kerrville, Texas 78028                                      Retired Senior Partner,
                                                            Bracewell & Patterson, L.L.P.

Wendy L. Gramm                    U.S.A.                    Director
P.O. Box 39134                                              Former Chairman,
Washington, D.C.  20016                                     U.S. Commodity Futures
                                                            Trading Commission

Ken L. Harrison                   U.S.A.                    Director
121 S.W. Salmon Street                                      Vice Chairman of Enron Corp.
Portland, Oregon 97204

Robert K. Jaedicke                U.S.A.                    Director
Graduate School of Business                                 Professor (Emeritus), Graduate
Stanford University                                         School of Business,
Stanford, California 94305                                  Stanford University

Charles A. LeMaistre              U.S.A.                    Director
13104 Travis View Loop                                      President (Emeritus),
Austin, Texas  78732                                        University of Texas M.D.
                                                            Anderson Cancer Center

Jerome J. Meyer                   U.S.A.                    Director
26600 S.W. Parkway                                          Chairman and Chief Executive
Building 63, P. O. Box 1000                                 Officer, Tektronix, Inc.
Wilsonville, Oregon 97070-1000

John A. Urquhart                  U.S.A.                    Director
John A. Urquhart Associates                                 Senior Advisor to the Chairman
111 Beach Road                                              of Enron Corp., President,
Fairfield, Connecticut 06430                                John A. Urquhart Associates

John Wakeham                      U.K.                      Director
Pingleston House                                            Former U.K. Secretary of State
Old Alresford                                               for Energy and Leader of the
Hampshire S024 9TB                                          Houses of Commons and Lords
United Kingdom

Charles E. Walker                 U.S.A.                    Director
Walker & Walker, LLC                                        Chairman, Walker & Walker, LLC
10220 River Road, Suite 105
Potomac, Maryland 20854

Herbert S. Winokur, Jr.           U.S.A.                    Director
Winokur & Associates, Inc.                                  President, Winokur & Associates, Inc.
30 East Elm Ct.
Greenwich, Connecticut 06830

Kenneth L. Lay                    U.S.A.                    Director
1400 Smith Street                                           Chairman and Chief Executive
Houston, Texas 77002                                        Officer, Enron Corp.

J. Clifford Baxter                U.S.A.                    Senior Vice President-
1400 Smith Street                                           Corporate Development,
Houston, Texas 77002                                        Enron Corp.

Robert B. Buy                     U.S.A.                    Senior Vice President, Corporate Development

Richard A. Causey                 U.S.A.                    Senior Vice President,
1400 Smith Street                                           Chief Accounting
Houston, Texas 77002                                        Information and Administrative
                                                            Officer, Enron Corp.

James V. Derrick, Jr.             U.S.A.                    Senior Vice President
1400 Smith Street                                           and General Counsel
Houston, Texas 77002                                        Enron Corp.

Andrew S. Fastow                  U.S.A.                    Senior Vice President and
1400 Smith Street                                           Chief Financial Officer,
Houston, Texas 77002                                        Enron Corp.

Mark A. Frevert                   U.S.A.                    President and Chief
1400 Smith Street                                           Executive Officer,
Houston, Texas 77002                                        Enron Europe, Ltd.

Stanley C. Horton                 U.S.A.                    Chairman and Chief
1400 Smith Street                                           Executive Officer,
Houston, Texas 77002                                        Enron Gas Pipeline Group

Rebecca P. Mark                   U.S.A.                    Vice Chairman, Enron Corp. and
1400 Smith Street                                           Chairman, Enron International, Inc.
Houston, Texas 77002

Lou L. Pai                        U.S.A.                    Chairman and Chief
1400 Smith Street                                           Executive Officer,
Houston, Texas 77002                                        Enron Energy Services, Inc.

Kenneth D. Rice                   U.S.A.                    Chairman and Chief
1400 Smith Street                                           Executive Officer,
Houston, Texas 77002                                        Enron Capital and Trade Resources
                                                            Corp. North America

Jeffrey K. Skilling               U.S.A.                    Director
1400 Smith Street                                           President and Chief Operating
Houston, Texas 77002                                        Officer, Enron Corp.

Joseph W. Sutton                  U.S.A.                    President and
1400 Smith Street                                           Chief Executive Officer,
Houston, Texas 77002                                        Enron International, Inc.